Exhibit 99.1

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IT IS ORDERED as set forth below:

Date: August 16, 2012
Paul W. Bonapfel U.S. Bankruptcy Court Judge

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079
:
Debtor.	:	JUDGE BONAPFEL

ORDER PURSUANT TO RULE 9019(a) OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE AUTHORIZING AND APPROVING A SETTLEMENT AGREEMENT AMONG ASIA PACIFIC ON-LINE LIMITED, A CAYMAN ISLANDS EXEMPTED COMPANY, NICOLA CHU MING NGA, ANTONY REN HAW IP A/K/A ANTONY YIP, CDC CORPORATION, AS CHAPTER 11 DEBTOR AND DEBTOR IN POSSESSION, AND THE OFFICIAL COMMITTEE OF EQUITY SECURITY HOLDERS OF THE DEBTOR

This matter is before the Court on the “Motion for Order or Orders Approving Compromise and Settlement among Asia Pacific On-Line Limited, a Cayman Islands Exempted Company, Nicola Chu Ming Nga, Antony Ren Haw Ip a/k/a Antony Yip, CDC Corporation, as Chapter 11 Debtor and Debtor in Possession, and the Official Committee of Equity Security

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Holders of the Debtor” (the “Motion,” Docket No. 497). All capitalized terms used but not defined herein shall have the meanings given to them in the Settlement Agreement attached as Exhibit “1” to the Motion, and should the terms of the Motion and Settlement Agreement differ, the Settlement Agreement shall control.

The Eleventh Circuit has stated that the standard to approve a compromise or settlement pursuant to Rule 9019(a) of the Federal Rules of Bankruptcy Procedure is as follows:

When a bankruptcy court decides whether to approve or disapprove a proposed settlement, it must consider:

(a) The probability of success in the litigation; (b) the difficulties, if any, to be encountered in the matter of collection; (c) the complexity of the litigation involved, and the expense, inconvenience and delay necessarily attending it; and (d) the paramount interest of the creditors and a proper deference to their reasonable views.

Wallis v. Justice Oaks II, Ltd. (In re Justice Oaks II, Ltd.), 898 F.2d 1544 (11th Cir. 1990), cert. denied, 498 U.S. 959 (1990).

Having reviewed the Motion, and the matters reflected in the record of the hearing held on the Motion, it appears that the Court has jurisdiction over this proceeding; that appropriate and sufficient notice of the Motion has been given; that this is a core proceeding; that the relief sought in the Motion is in the best interests of Debtor, the estate, the creditors and equity security holders; that the proposed settlement meets the standards set forth in Justice Oaks, and that good and sufficient cause exists for such relief.

Accordingly, it is hereby ORDERED as follows:

1. The Motion is GRANTED.

2. The Settlement Agreement among Asia Pacific On-Line Limited, a Cayman Islands Exempted Company (“APOL”), Nicola Chu Ming Nga (“Chu”), Antony Ren Haw Ip a/k/a Antony Yip (“Ip”), CDC Corporation, as Chapter 11 Debtor and Debtor in Possession, and the Official Committee of Equity Security Holders of the Debtor is approved.

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3. Debtor is authorized to execute under the Settlement Agreement and to take any and all actions as may be reasonably necessary and appropriate to consummate the settlement described therein.

4. Upon the Effective Date, APOL shall have an Allowed Proof of Interest in the Debtor as set forth in Exhibit A attached to the Settlement Agreement, which Proof of Interest is hereby deemed filed with no further filing necessary, and the APOL Allowed Proof of Interest will not be subject to reduction in allowed amount, subordination, disallowance, or to any defense or counterclaim, including without limitation setoff, recoupment or attachment by the Debtor, Equity Committee or any other party asserting a claim or interest the Debtor’s Estate.

5. Upon the Effective Date, Chu shall have an Allowed Proof of Interest in the Debtor as set forth in Exhibit B attached to the Settlement Agreement, which Proof of Interest is hereby deemed filed with no further filing necessary, and the Chu Allowed Proof of Interest will not be subject to reduction in allowed amount, subordination, disallowance, or to any defense or counterclaim, including without limitation setoff, recoupment or attachment by the Debtor, Equity Committee or any other party asserting a claim or interest the Debtor’s Estate.

6. APOL and Chu shall be deemed to have cast ballots voting their Allowed Proofs of Interest to accept the First Amended Joint Plan of Reorganization for CDC Corporation (the “Plan,” Docket No. 475) filed by the Debtor and the Official Committee of Equity Security Holders of CDC Corporation. No further or other balloting is necessary with regard to the Allowed Proofs of Interest of APOL and of Chu.

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7. The parties agree that attached hereto as Exhibit “A” are provisions that will amend the Plan to conform to the Settlement Agreement. The Debtor and the Committee will include these provisions in a Modification to the Plan to be filed at a later date.

8. The Court shall retain jurisdiction to hear and determine all matters arising from the implementation of this Order.

[END OF DOCUMENT]

Prepared and presented by:
LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.

/s/ Gregory D. Ellis
Gregory D. Ellis

Georgia Bar No. 245310

gellis@lcsenlaw.com

3343 Peachtree Road, NE, Ste. 550

Atlanta, GA 30326

(404) 262-7373 / Fax (404) 262-9911

Counsel for Debtor

CONSENTED TO:

SCROGGINS & WILLIAMSON, P.C.

/s/ John T. Sanders, IV
J. Robert Williamson

Georgia Bar No. 765214

John T. Sanders, Iv

Georgia Bar No. 625705

Counsel for Asia Pacific On-Line Limited, a Cayman Islands Exempted Company, Nicola Chu Ming Nga, and Antony Ren Haw Ip a/k/a Antony YiP

1500 Candler Building

127 Peachtree Street, NE

Atlanta, GA 30303

T: (404) 893-3880

F: (404) 893-3886

E: rwilliamson@swlawfirm.com

jsanders@swlawfirm.com

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TROUTMAN SANDERS LLP

/s/ Jeffrey W. Kelley

Jeffrey W. Kelley (Georgia Bar No. 412296)

jeffrey.kelley@troutmansanders.com

J. David Dantzler, Jr. (Georgia Bar No. 205125) david.dantzler@troutmansanders.com

600 Peachtree Street Northeast, Suite 5200

Atlanta, Georgia 30308

Telephone: (404) 885-3000

Facsimile: (404) 885-3900

Counsel to Committee of Equity Security Holders of CDC Corporation

Identification of parties to be served:

Office of the United States Trustee, 362 Richard B. Russell Federal Building, 75 Spring Street, SW, Atlanta, GA 30303

Gregory D. Ellis, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road NE, East Tower, Suite 550, Atlanta, GA 30326

Jeffrey W. Kelley, Troutman Sanders, LLP, 600 Peachtree Street, NE, Suite 5200, Atlanta, GA 30308-2216

John T. Sanders, IV, Scroggins & Williamson, P.C., 1500 Candler Building, 127 Peachtree Street, NE, Atlanta, GA 30303

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EXHIBIT “A”

PROPOSED AMENDMENTS TO FIRST AMENDED JOINT PLAN OF REORGANIZATION FOR CDC CORPORATION, dated JULY 3, 2012

“APOL Settlement Agreement” means that certain Settlement Agreement dated as of July 13, 2012, and entered into by and among the Debtor, the Equity Committee, APOL, Nicola Chu Ming Nga, and Anthony Ip.

“APOL Releasees” shall have the meaning ascribed to such term in Section 11.9 of the Plan.

“APOL Settlement Agreement Affiliates” means the following: Graceful Winners Trust; IP Ren Haw, Antony; IP Ren Yi, Melissa; IP Ren Huey, Laura; IP Ren San, Kelly; IP Ren Jun, Ethan; Nicola Investments Holdings Limited; and US Asian Investments Corporation.

“Estate Releasors” shall have the meaning ascribed to such term in Section 11.9 of the Plan.

. . .

Section 5.3 Class 3A – Equity Interests.

(a) Classification. Class 3A consists of all Equity Interests in Debtor; except for (i) the Equity Interests of Eligible Equity Interest Holders that elect to be classified in Class 3B pursuant to Section 5.4 of the Plan, and (ii) Subordinated Equity Interests classified in Class 3C pursuant to Section 5.5 of the Plan.

(b) Treatment. Each holder of an Allowed Equity Interest in Class 3A shall receive, in full satisfaction, release and exchange of such holder’s Allowed Equity Interest, a beneficial interest in the Liquidation Trust in an amount equal to such holder’s “Liquidation Trust Interest” multiplied by the Available Cash to be distributed at any given time pursuant to the terms of the Plan and Liquidation Trust Agreement (a “Beneficial Interest”). A holder’s “Liquidation Trust Interest” shall be a fraction, the numerator of which equals the total Allowed Equity Interests held by such holder on the Distribution Record Date, and the denominator of which equals all Allowed and Disputed Equity Interests on the Distribution Record Date minus the sum of (i) Limited Equity Interests in Class 3B; and (ii) Subordinated Equity Interests in Class 3C; provided, however, that any distribution on account of a holder’s Liquidation Trust Interest shall be subject to (x) reduction pursuant to Section 5.3(c) of the Plan, (y) reduction by the Option Consideration applicable to the holder’s Option Interests to the extent the holder’s Liquidation Trust Interest arose from Option Interests, and (z) reduction, offset or disallowance on account of any counterclaims, Avoidance Actions, or Subordination Actions. All Equity Interests classified and treated as Equity Interests pursuant to this Section 5.3 will be cancelled and fully extinguished pursuant to, and on the Effective Date of, the Plan, in exchange for the Beneficial Interests.

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(c) APOL Distributions. Distributions to which APOL would otherwise be entitled on account of its Allowed Equity Interests in accordance with Section 5.3(b) of the Plan shall be withheld pursuant to the APOL Settlement Agreement up to $9,000,000.00, and such distributions shall be distributed to other holders of Allowed Equity Interests in Class 3A.

(d) Option Deemed Exercised. Each Option Interest that is an Allowed Equity Interest shall be deemed to have been exercised on the later of the Effective Date or the date it is Allowed.

(e) Voting. With respect to Debtor, Class 3A is an Impaired Class. Therefore, Holders of Equity Interests in Class 3A that are not Disputed Equity Interests are entitled to vote to accept or reject the Plan.

. . .

Section 6.1 Conditions to Confirmation. The following conditions are conditions precedent to Confirmation of the Plan, except to the extent waived in whole or in part by the Proponents:

(a) The Confirmation Order shall be substantially in the form as proposed by the Proponents;

(b) The order approving the APOL Settlement Agreement is a Final Order, not subject to appeal; and

(c) The Confirmation Order is a Final Order, not subject to appeal.

. . .

Section 11.6 Exculpation. None of Exculpated Parties or of the APOL Releasees shall have or incur any liability whatsoever, in any form, to the Estate, the Liquidation Trust, the Disbursing Agent, the Debtor, any holder of a Claim or Equity Interest in the Debtor, or any other party in interest for any act or omission in connection with or arising out of the Chapter 11 Case, the involvement of any of them in the filing and/or conduct of the Chapter 11 Case, including the type or value of distributions, if any, reserved under the Plan for holders of Claims or Equity Interests, the pursuit of consummation of the sale of the CDC Software Shares, the solicitation of votes for acceptance or rejection of the Plan, the pursuit of confirmation and consummation of the Plan, the administration of the Plan and/or the Liquidation Trust or the property to be distributed under the Plan, other than acts or omissions found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to constitute willful misconduct, gross negligence, or breach of fiduciary duty by such person or entity; provided however, that nothing in this Section 11.6 is intended to exculpate any of the Exculpated Parties from any liability for any acts or omissions of the Exculpated Parties taken prior to September 30, 2011.

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. . .

Section 11.9 Effect of APOL Settlement Agreement and Release of APOL Releasees therein.

(a) Confirmation of the Plan shall not affect the APOL Settlement Agreement, which to the extent approved by Final Order will be enforceable pursuant to its terms after confirmation of the Plan.

(b) To the extent provided for in the APOL Settlement Agreement, the Debtor and the Estate, their respective successors, assigns and affiliates, a liquidating trust, and any other person that claims or might claim through, on behalf of, or for the benefit of any of the foregoing, whether directly or derivatively, and the Equity Committee (the “Estate Releasors”), irrevocably and unconditionally, fully, finally, and forever waive, release, acquit, and discharge APOL, Nicola Chu Ming Nga, and Anthony Ip, along with their attorneys, and their respective directors, officers, parents, subsidiaries, and the APOL Settlement Agreement Affiliates (collectively, the “APOL Releasees”) from any and all claims, demands, rights, liabilities, or causes of action of any and every kind, character, or nature whatsoever, in law or in equity, known or unknown, whether asserted or unasserted, which the Estate Releasors, or any of them, or anyone claiming through them, on their behalf or for their benefit, have or may have or claim to have, now or in the future, against any of the APOL Releasees for, upon, or by reason of any manner, cause or thing whatsoever from the beginning of the world to the date of the APOL Settlement Agreement, including but not limited to any claims that have been or could be brought by the Estate of the Debtor in connection with its bankruptcy proceeding, or any trust or entity charged with recovering assets of the Estate, or any constituency of the Estate, whether such claims have been, could have been or could be brought in the bankruptcy itself or as part of a plan of reorganization or liquidation, including but not limited to claims for damages, costs or fees incurred by the Estate Releasors.

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